Maxus Real Property Investors-Four, L.P.

                        Financial Statements and Schedule

                           November 30, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                    Maxus Real Property Investors-Four, L.P.



                                Table of Contents



                                                                          Page

Independent Auditors' Report                                                1

Balance Sheets                                                              2

Statements of Operations                                                    3

Statements of Partners' Deficit                                             4

Statements of Cash Flows                                                    5

Notes to Financial Statements                                               6

Schedule

1    Reconciliation of Partners' Deficit                                   10

KPMG LLP
1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106





                          Independent Auditors' Report



The Partners
Maxus Real Property Investors--Four, L.P.:


We have audited the accompanying balance sheets of Maxus Real Property Investors--Four, L.P. (the Partnership) as of November 30, 2003 and 2002, and the related statements of operations, partners' deficit, and cash flows for the years then ended. In connection with our audit of the financial statements, we have also audited the financial statement schedule listed in the accompanying table of contents. These financial statements and financial statement schedule are the responsibility of the Partnership's general partners. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's general partners, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxus Real Property Investors--Four, L.P. as of November 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


/s/ KPMG LLP
Kansas City, Missouri
January 9, 2004

                   Maxus Real Property Investors-Four, L.P.

                                 Balance Sheets

                           November 30, 2003 and 2002




                          Assets                        2003            2002
                                                    ------------    ------------

Investment property (note 2):
  Land                                             $  1,014,000       1,014,000
  Buildings and improvements                         16,273,000      15,940,000
                                                    ------------    ------------
                                                     17,287,000      16,954,000
  Less accumulated depreciation                      11,080,000      10,456,000
                                                    ------------    ------------
         Total investment property, net               6,207,000       6,498,000

  Cash and cash equivalents (note 2)                    651,000         911,000
  Prepaid expenses                                       60,000          86,000
  Deferred expenses, less accumulated amortization       72,000          82,000
  Income tax deposit (note 3)                            14,000          18,000
                                                     -----------     -----------
         Total assets                               $ 7,004,000       7,595,000
                                                     ===========     ===========

             Liabilities and Partners' Deficit

Liabilities:
   Mortgage note payable (note 2)                   $ 9,900,000       9,900,000
   Accounts payable and accrued expenses                228,000         232,000
   Real estate taxes payable                            144,000         126,000
   Refundable tenant deposits                            60,000          75,000
                                                     -----------     -----------
          Total liabilities                          10,332,000      10,333,000

Partners' deficit                                    (3,328,000)     (2,738,000)
                                                     -----------     -----------
          Total liabilities and partners' deficit   $ 7,004,000       7,595,000
                                                     ===========     ===========

See accompanying notes to financial statements.

                   Maxus Real Property Investors-Four, L.P.

                            Statements of Operations

                     Years ended November 30, 2003 and 2002



                                                                  2003             2002
                                                            ---------------  ---------------
Revenues:
  Rental                                                     $  2,623,000        2,647,000
  Other                                                           219,000          248,000
                                                            ---------------  ---------------
               Total revenues                                   2,842,000        2,895,000

Expenses:
  Depreciation and amortization                                   634,000          623,000
  Repairs and maintenance, including common area maintenance      310,000          373,000
  Real estate taxes                                               158,000          138,000
  Professional fees                                                76,000          195,000
  Utilities                                                       150,000          160,000
  Property management fees - related parties (note 5)             182,000          185,000
  Other                                                           518,000          466,000
                                                            ---------------  ---------------
                Total expenses                                  2,028,000        2,140,000
                                                            ---------------  ---------------
                Net operating income                              814,000          755,000

Nonoperating income:
  Interest income                                                 (18,000)         (35,000)
  Interest expense                                                738,000          738,000
                                                            ---------------  ---------------
                Net income                                   $     94,000           52,000
                                                            ===============  ===============
Net income allocation:
  General partners                                           $      2,000            1,000
  Limited partners                                                 92,000           51,000
                                                            ---------------  ---------------
                                                             $     94,000           52,000
                                                            ===============  ===============
Limited partners' data:
  Net income per unit                                        $       7.94             4.23
  Weighted average limited partnership units outstanding           11,583           12,066


See accompanying notes to financial statements.

                    Maxus Real Property Investors-Four, L.P.

                        Statements of Partners' Deficit

                     Years ended November 30, 2003 and 2002



                                                     Limited         General
                                                     partners        partners          Total
                                                  --------------  --------------  --------------
Balance at November 30, 2001                     $  (1,928,000)      (294,000)      (2,222,000)
Net income                                              51,000          1,000           52,000
Distributions ($40 per limited partnership unit)      (460,000)           ---         (460,000)
Repurchase of 245 limited partnership units           (108,000)           ---         (108,000)
                                                  --------------  --------------  --------------
Balance at November 30, 2002                        (2,445,000)      (293,000)      (2,738,000)

Net income                                              92,000          2,000           94,000
Distributions ($40 per limited partnership unit)      (484,000)           ---         (484,000)
Repurchase of 467 limited partnership units           (200,000)           ---         (200,000)
                                                  --------------  --------------  --------------
Balance at November 30, 2003                     $  (3,037,000)      (291,000)      (3,328,000)
                                                  ==============  ==============  ==============



See accompanying notes to financial statements.

                    Maxus Real Property Investors-Four, L.P.

                            Statements of Cash Flows

                     Years ended November 30, 2003 and 2002


                                                                       2003         2002
                                                                   ------------ ------------
Cash flows from operating activities:
  Net income                                                      $   94,000        52,000
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                  634,000       623,000
      Changes in accounts affecting operations:
        Accounts receivable                                              ---        30,000
        Tax deposit                                                    4,000        91,000
        Prepaid expenses                                              26,000       (38,000)
        Accounts payable and accrued expenses                         (4,000)       16,000
        Real estate taxes payable                                     18,000         1,000
        Refundable tenant deposits                                   (15,000)      (19,000)
                                                                   ------------ ------------
          Net cash provided by operating activities                  757,000       756,000
                                                                   ------------ ------------
Cash flows from investing activities:
  Capital expenditures                                              (333,000)     (325,000)
                                                                   ------------ ------------
Cash flows from financing activities:
  Distributions                                                   $ (484,000)     (460,000)
  Repurchase of partnership units                                   (200,000)     (108,000)
                                                                   ------------ ------------
           Net cash used in financing activities                    (684,000)     (568,000)
                                                                   ------------ ------------
           Net decrease in cash and cash equivalents                (260,000)     (137,000)

Cash and cash equivalents, beginning of year                         911,000     1,048,000
                                                                   ------------ ------------
Cash and cash equivalents, end of year                               651,000       911,000
                                                                   ============ ============
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                          $  738,000       738,000


See accompanying notes to financial statements.

                    Maxus Real Property Investors-Four, L.P.

                         Notes to Financial Statements

                           November 30, 2003 and 2002


(1)    Summary of Significant Accounting Policies

       (a)    Description of Business

              Maxus Real Property Investors-Four, L.P. (the Partnership) is a limited partnership organized under the laws of the State of Missouri on February 9, 1982 with an original term until December 31, 2082. The Partnership was organized to invest primarily in income-producing real properties such as shopping centers, office buildings and other commercial properties, apartment buildings, warehouses, and light industrial properties. The Partnership's portfolio is comprised of an apartment building located in West St. Louis County, Missouri (Woodhollow Apartments), which generated 100% of total revenues for the years ended November 30, 2003 and 2002, respectively.

       (b)    Basis of Accounting

              The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, and include only those assets, liabilities, and results of operations which relate to the business of the Partnership. The statements do not include any assets, liabilities, revenues, or expenses attributable to the partners' individual activities. No provision has been made for Federal and state income taxes since these taxes are the personal responsibility of the partners.

       (c)    Ownership and Management

              Bond Purchase L.L.C. (Bond Purchase) owns all outstanding stock of Maxus Capital Corp., the managing general partner of the Partnership.The Partnership has entered into a property management agreement with Maxus Properties, Inc., an affiliate of Bond Purchase (see note 5).

       (d)    Partnership Interests

              Pursuant to the terms of the Partnership Agreement, net income is allocated 99% pro rata to the general and limited partners based upon the relationship of their original capital contributions, with the remaining 1% allocated to the general partners.

              Limited partnership per unit computations are based on the weighted average number of limited partnership units outstanding during the year.

       (e)    Investment Property

              Investment property is carried at cost less accumulated depreciation. The investment property is depreciated over its estimated useful life of 30 years using the straight-line method of accounting. Furnishings and appliances are depreciated over five to seven years using the straight-line method of accounting.

              The Partnership applies Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for the recognition and measurement of impairment of long-lived assets to be held and used. Management reviews a property for impairment whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. The review of recoverability is based on an estimate of undiscounted future cash flows expected to result from its use and eventual disposition. If impairment exists due to the

                                       6                             (Continued)

                   Maxus Real Property Investors-Four, L.P.

                          Notes to Financial Statements

                           November 30, 2003 and 2002



              inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value.

       (f)    Deferred Expenses

              Deferred expenses consist of financing costs and are amortized over the term of the related note payable.

       (g)    Cash and Cash Equivalents

              The  Partnership  considers  all   investments  with  an  original
              maturity of three months or less to be cash equivalents.

       (h)    Revenues

              Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases.

              Included in other revenues are nonrental income items such as interest income, application fees, and late fees.

       (i)    Use of Estimates

              Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

       (j)    Reclassifications

              Certain 2002 amounts have been reclassified to conform with the current year presentation.

(2)    Mortgage Note Payable

       The mortgage note payable is secured by Woodhollow Apartments and calls for monthly interest payments of $61,000, with interest fixed at 7.45%. The principal balance is due December 1, 2010.

       In the event of prepayment by the Partnership, the note requires a substantial prepayment penalty. Included in cash and cash equivalents in the accompanying balance sheets is $185,000 and $124,000, at November 30, 2003 and 2002, respectively, of real estate tax and property insurance escrows held by the lender.

(3)    Federal Income Tax Status

       The managing general partner believes, based upon opinion of legal counsel, that the Partnership is a partnership for income tax purposes.

       Selling commissions and offering expenses incurred in connection with the sale of limited partnership units are not deductible for income tax purposes and, therefore, increase the partners' basis. Investment properties are depreciated for income tax purposes using rates which differ from rates used for computing depreciation for financial statement reporting. Rents received in advance are includable in taxable income



                                       7                             (Continued)

                   Maxus Real Property Investors-Four, L.P.

                          Notes to Financial Statements

                           November 30, 2003 and 2002


       in the year received. Insurance premiums are deductible for tax purposes in the year paid. Bad debt expense is deductible when a receivable is written off. Gains and losses in connection with the write-up and write-down of investment property are not recognized for income tax purposes until the property is disposed of.

       The comparison of financial statement and income tax reporting is as follows:

                                               Financial
                                               statement           Income tax
                                            ---------------     ----------------
       2003:
         Net income                        $      94,000              558,000
         Partners' deficit                    (3,328,000)          (3,815,000)

       2002:
         Net income                        $      52,000              413,000
         Partners' deficit                    (2,738,000)          (3,688,000)

       The Partnership has elected to have a tax year other than a calendar tax year. Accordingly, the Partnership is required to make deposits with the Internal Revenue Service in an amount equal to the partners' estimated tax payments that have been deferred due to the tax year election. At November 30, 2002, the Internal Revenue Service held an $18,000 deposit, which is included in the accompanying 2002 balance sheet as an income tax deposit. During the year ended November 30, 2002, a $4,000 refund was received, resulting in a $14,000 deposit at November 30, 2003.

(4)    Fair Value of Financial Instruments

       SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the Partnership to disclose fair value information for all financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate fair value. The Partnership's financial instruments, other than debt, are generally short-term in nature and contain minimal credit risk. These instruments consist of cash, accounts receivable, income tax deposit, accounts payable, accrued expenses, and refundable tenant deposits. The carrying value of these assets and liabilities in the balance sheets are assumed to be at fair value.

       The Partnership's mortgage note payable has a fair value of approximately $11,174,000 and $10,910,000 at November 30, 2003 and 2002, respectively, based on interest rates at the respective year-end.

(5)    Related-party Transactions

       Maxus Capital Corp. earned partnership management fees of $40,000 in 2003 and 2002, as provided for in the Partnership Agreement. In addition, Maxus Properties, Inc., an affiliate of Maxus Capital Corp., received property management fees of $142,000 and $145,000 in 2003 and 2002, respectively. Included in accounts payable and accrued expenses is $24,000 and $25,000 of accrued management fees payable to related parties at November 30, 2003 and 2002, respectively.


                                       8                             (Continued)

                   Maxus Real Property Investors-Four, L.P.

                          Notes to Financial Statements

                           November 30, 2003 and 2002



(6)    Supplementary Quarterly Data (Unaudited)

                                                                2003
                                        -----------------------------------------------------
                                        February 28      May 31      August 31    November 30
                                        -----------   -----------   -----------   -----------

        Total revenues                 $   733,000     708,000       702,000        699,000
        Net income (loss)                   83,000      15,000        (3,000)        (1,000)
        Net income (loss) per limited
          partnership unit                    6.97        1.29         (0.26)         (0.06)

                                                                2002
                                        -----------------------------------------------------
                                        February 28      May 31      August 31    November 30
                                        -----------   -----------   -----------   -----------

         Total revenues (1)             $   717,000      728,000      717,000        733,000
         Net income (loss)                   20,000       64,000      (20,000)       (12,000)
         Net income (loss) per limited
           partnership unit                    1.61         5.18        (1.59)         (0.99)




         (1) Total revenue amounts for 2002 and the first quarter of 2003 above differ from amounts previously disclosed in the Partnership's Form 10QSB filings due to a reclassification of interest income to nonoperating income. Interest income reclassified to nonoperating income in 2002 was $9,000, $11,000, $7,000, and $8,000 for the 1st
             2nd, 3rd, and 4th quarters, respectively. In the first quarter of 2003, $2,000 was reclassified to nonoperating expense.

                                                                      Schedule 1
                   Maxus Real Property Investors-Four, L.P.

                      Reconciliation of Partners' Deficit

                     Years ended November 30, 2003 and 2002


The reconciliation of partners' deficit between the financial statements and income tax reporting is as follows:

                                                                      Limited         General
                                                                      partners        partners          Total
                                                                    -----------     -----------      -----------
2003:
  Balance per statement of partners' deficit                      $ (3,377,000)        49,000        (3,328,000)
  Add:
    Selling commissions and other offering costs not deductible
      for income tax purposes                                        1,736,000            ---         1,736,000
    Bad debt expense not deductible for income tax purposes             91,000          2,000            93,000
    Prepaid rents included in income for income tax purposes             6,000            ---             6,000
    Write-down of investment property not recognized for income
      tax purposes                                                     565,000         10,000           575,000
                                                                    -----------     -----------      -----------
                                                                      (979,000)        61,000          (918,000)
Less:
   Prepaid insurance deducted for income tax purposes                   57,000          1,000            58,000
   Excess depreciation deducted for income tax purposes              2,721,000        118,000         2,839,000
                                                                    -----------     -----------      -----------
           Partners' deficit per tax return                       $ (3,757,000)       (58,000)       (3,815,000)
                                                                    ===========     ===========      ===========

2002:
   Balance per statement of partners' deficit                     $ (2,445,000)      (293,000)       (2,738,000)
   Add:
     Selling commissions and other offering costs not deductible
       for income tax purposes                                       1,736,000            ---         1,736,000
     Bad debt expense not deductible for income tax purposes            69,000          1,000            70,000
     Prepaid rents included in income for income tax purposes            7,000            ---             7,000
     Write-down of investment property not recognized for income
       tax purposes                                                    565,000         10,000           575,000
                                                                    -----------     -----------      -----------
                                                                       (68,000)      (282,000)         (350,000)

Less:
   Prepaid insurance deducted for income tax purposes                   85,000          1,000            86,000
   Excess depreciation deducted for income tax purposes              3,126,000        126,000         3,252,000
                                                                    -----------     -----------      -----------
           Partners' deficit per tax return                       $ (3,279,000)      (409,000)       (3,688,000)
                                                                    ===========     ===========      ===========


See accompanying independent auditors' report.



                                       10